

Mail Stop 4628

August 24, 2016

Alex G. Stallings
Chief Financial Officer
Blueknight Energy Partners, L.P.
201 NW 10th, Suite 200
Oklahoma City, Oklahoma 73103

> **Re:** **Blueknight Energy Partners, L.P.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 28, 2016**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2016**
> **Filed August 3, 2016**
> **Form 8-K**
> **Filed July 20, 2016**
> **File No. 001-33503**

Dear Mr. Stallings:

We have limited our review of your filing to those issues we have addressed in our comment. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

Issuance of Additional Series A Preferred Units

Background

1. Indicate why it was necessary to refer the Contribution Agreement to the conflicts committee.

Contribution Agreement

2.   Explain how the repurchase price was determined.

3.   Indicate whether the Contribution Agreement or the Series A Repurchase will have any impact upon the Partnership's contracts with Vitol or EAH.

Effect of the Issuance

4.   We note your disclosure that the Issuance will result in "dilution of the interests of the other Series A Preferred Unitholders." Please discuss the specific amount of dilution that will occur in connection with the transactions contemplated by the Contribution Agreement.

Security Ownership of Certain Beneficial Owners and Management

5.   Please disclose the natural person or persons who have ultimate voting or investment control over the Preferred Units held by Blueknight Energy Holding, Inc. and CB-Blueknight, LLC. See Instruction 2 to Item 403 of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended June 30, 2016

Notes to Unaudited Condensed Consolidated Financial Statements

Note 5. Property, Plant and Equipment, page 7

6.   We note you recorded asset impairment expense of $22.8 million in the six months ended June 30, 2016. This is primarily due to an impairment recognized on the Knight Warrior pipeline project, which is being canceled due to continued low rig counts in the Eaglebine/Woodbine area coupled with lower production volumes, competing projects and the overall impact of the decreased market price of crude oil. Revise your disclosure to indicate the method or assumptions you used in determining the fair values of the impaired assets and disclose the remaining carrying values of these assets. Refer to ASC 360-10-50.

Form 8-K filed July 20, 2016

EX-99.1

7.   Disclosure in your filing states that on July 19, 2016, you entered into a contribution agreement with Ergon Asphalt & Emulsions, Inc. and its affiliates. Under the terms of the contribution agreement, you will acquire $22.1 million in cash and 100% of the equity interest in Blueknight Teminalling, L.L.C, which as of the closing of the transactions contemplated by the contribution agreement, will own certain asphalt terminals, storage

tanks and related real property, contracts, permits, assets and other interests. Please tell us how you considered the guidance per Rule 3-05 and Article 11 of Regulation S-X with regard to acquisitions.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources